

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 12, 2018

Via E-mail
Dusan Konc
President and Chief Executive Officer
Vado Corp.
Dlhá 816/9
Nitra, Slovakia 94901

> **Re:** **Vado Corp.**
> **Registration Statement on Form S-1**
> **Filed January 18, 2018**
> **File No. 333-222593**

Dear Mr. Konc:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 4

2. Please provide the telephone number of your principal executive offices, as required by Item 503(b) of Regulation S-K.

Use of Proceeds, page 13

3.	In the introduction, you have identified the receipt of proceeds at varying levels, including 25%, 50%, 75% and 100%. However, the levels in the chart represent 33%, 50%, 75% and 100%.  Please revise for consistency here and on pages 5, 14 and 22.

Plan of Operation, page 20

4.	Please reconcile the costs of hiring a worker or hiring a salesperson on page 21 with the use of proceeds table and the table on page 22.

Executive Compensation, page 23

5.	Please tell us why you have disclosed 2016 executive compensation, given you were established in February 2017.  In addition, please revise to provide the disclosure as of the most recent fiscal year ended November 30, 2017.

Future Sales by Existing Stockholders, page 24

6.	Please tell us how you determined that your shareholders may rely on Rule 144 to resell securities. It is unclear how you concluded that Securities Act Rule 144(i) does not apply as it appears you have no operations and no assets other than cash.  Also, provide your analysis showing how you determined you are not a shell company as defined in Securities Act Rule 405.

Recent Sales of Unregistered Securities, page 35

7.	We note the reference in this section regarding a promoter of the company.  Please provide the disclosure required by Item 404(c) of Regulation S-K regarding your promoters, or advise.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

8.	Please have your auditor revise the third paragraph of their audit report to state the period upon which they are opining, which appears to be the period from February 10, 2017 (inception) to November 30, 2017.

Exhibits

9.	Please provide the legal opinion required by Item 601(b)(5) of Regulation S-K.

10.	Please file the subscription agreement referenced on page 14 as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.  You may contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining